Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
Registration Statement No. 333-188866

July 19, 2013

WCI Communities, Inc.

On July 19, 2013 WCI Communities, Inc. (the “Company”) filed Amendment No. 6 to its Registration Statement on Form S-1 to update and supplement certain disclosures that had been provided in its preliminary prospectus dated July 15, 2013 (referred to herein as the “Initial Preliminary Prospectus”).  This free writing prospectus summarizes certain of the supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 6 to the Registration Statement (the “Preliminary Prospectus”).  A copy of the Preliminary Prospectus is included in Amendment No. 6 to the Registration Statement and can be obtained by following this hyperlink:

http://www.sec.gov/Archives/edgar/data/1574532/000104746913007653/a2215945zs-1a.htm

•                  The Preliminary Prospectus has been updated to reflect that the Company is no longer scheduled to sell two parcels consisting of 450 planned home sites in the Lost Key Golf & Beach Club community located in Pensacola, Florida in July 2013 for a sales price of $9.8 million.  As of the date of the Preliminary Prospectus, the Company has no plans to sell the two parcels.

•                  As previously disclosed in the Initial Preliminary Prospectus, on April 9, 2013, the Company purchased all of its outstanding Series B preferred stock for $0.7 million and, on July 3, 2013, exchanged all of its outstanding Series A preferred stock for 903,825 shares of its common stock.  The outstanding shares of Series A preferred stock and Series B preferred stock were subsequently cancelled and retired.

In the Preliminary Prospectus, the Company has added disclosure to clarify the accounting treatment of such transactions.  In accordance with ASC 260-10-S99-2, the differences between the consideration transferred to the shareholders of the Series A and B preferred stock and the carrying amount of the preferred stock of approximately $19.0 million and $0.7 million, respectively, will be subtracted from net income to arrive at income available to common stockholders in the calculation of earnings per share.

WCI Communities, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at (800) 831-9146 or by email at BATProspectusdept@citi.com ; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at (800) 221-1037 or by email at newyork.prospectus@credit-suisse.com; or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone 1-866-803-9204.